UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Powerlaw Corp.

Address of Principal Business Office:

631 Folsom Street Ste A & B

San Francisco, California, 94107-3850

Telephone Number (including area code): (707) 653-6892

Name and Address of Agent for Service of Process:

Michael Dinsdale

631 Folsom Street Ste A & B

San Francisco, California, 94107-3850

WITH COPIES TO:

Steven B. Boehm, Esq.

Owen J. Pinkerton, Esq.

Krisztina Nadasdy, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:    Yes ☒    No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the city of San Francisco, state of California, on the 17th day of September 2025.

Powerlaw Corp.

		By:	/s/ Michael Dinsdale
Michael Dinsdale
Chief Executive Officer

Attest:	/s/ Peter Smith
Peter Smith
Witness